Exhibit 99.1

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
Australia: Total Acquires a 20% Interest in GLNG Project
Paris, September 9, 2010 — Total announces the signature of an agreement with Santos and Petronas to acquire a 20% interest in the GLNG project in Australia, for US$750 million dollars (as of June 1, 2010), Santos and Petronas transferring 15% and 5% respectively to Total.
Upon completion of this transaction which is subject to the approval of the Australian Foreign Investment Review Board, the project will bring together Santos (45%, operator), Petronas (35%) and Total (20%).
Pursuant to the agreement, Total shall join the whole integrated Liquefied Natural Gas (LNG) chain, with production from coal seam gas fields in Queensland, eastern Australia, to gas liquefaction in a dedicated plant in Gladstone on the eastern coast of Australia. The plant will have a capacity of 7.2 million tonnes a year (Mt/y). Pursuant to the agreement Total will have the commitment to offtake 1.5 Mt/y of LNG, depending however on the result of ongoing discussions between the GLNG project and several Asian buyers.
“As a leading international LNG player, Total is delighted with this acquisition, which reflects the Group’s commitment to the development of the LNG business and gives the Group access to major long term resources at a competitive price of about 2.5 dollars per barrel. Following the acquisition of an interest in the Ichthys LNG project in 2006, for which a final investment decision shall be taken by end 2011, the GLNG project is a new milestone for Total in Australia. It gives the Group further access to the Asian market, the fastest growing market for gas demand and in particular LNG, offering high value prices linked to oil prices,” said Yves-Louis Darricarrère, President, Total Exploration & Production. “GLNG is also the first coal seam gas project for Total, which is actively pursuing a strategy of investing in high quality unconventional gas assets.”
In addition, Total and Santos will explore potential further cooperation between the two companies, with respect to other Santos gas assets in Australia.
“In line with the Group’s strategy to develop new types of partnerships, Total is teaming up with Santos for its expertise in gas production in Australia and with state-owned Malaysian oil and gas company Petronas for its experience in marketing LNG in Asia. Total will bring to the project its experience in successfully managing major projects such as the construction of gas liquefaction plants, and its capacity to market LNG to the Asian market” added Christophe de Margerie, Chairman and CEO. “Total has confidence in Santos’ capacity to manage the impact of the operations on the environment, and to respect local and federal regulations and guidelines.”
The GLNG Project

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
The integrated LNG project consists of extracting coal seam gas from the Fairview, Arcadia, Roma and Scotia fields, located in the Bowen-Surat Basin in Queensland, eastern Australia. The fields’ resources are estimated at over 250 billion cubic metres (9 trillion cubic feet) of gas. The Fairview field already produces 2.4 million cubic metres (80 million cubic feet) a day for the local market. The GLNG project will develop these fields up to a production plateau of 150,000 barrels of oil equivalent per day (9 billion of cubic meters per year (900 million cubic feet per day)), ie 30,000 boe/d in Total’s share.
The project also includes transporting the production over approximately 400 kilometres to a gas liquefaction plant in the industrial port of Gladstone, northeast of Brisbane, on the eastern coast of Australia. The GLNG liquefaction plant will consist of two trains with a total production capacity of 7.2 million tonnes (Mt/y) a year.
With the final investment decision expected in the next few months, the forecast start-up date for the first train is 2014. The LNG plant is expected to reach its plateau production in 2016 for more than 20 years.
Total’s Exploration and Production Activities in Australia
Total has owned acreage in Australia since 2005 and has interests in ten offshore licenses — four of which it operates — in the Browse, Vulcan and Bonaparte Basins in the northwest.
In the Browse Basin, preparations are advancing for the development of the Ichthys gas and condensate field, in which Total has a 24% interest. Front-end engineering and design (FEED) began in 2009. The project will produce 8.4 Mt/y of LNG and around 1.6 Mt/y of liquefied petroleum gas (LPG) per year, as well as around 100,000 barrels of condensate per day. The field is expected to be brought on stream by the end of 2016.
In Australia, as in all countries where Total operates, safety and environmental protection are core concerns. Ensuring the safety of the people working on its projects is a priority for Total, which also strives to reduce its environmental footprint as part of its commitment to sustainable development.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with the SEC rules. We may use certain terms in this press release, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place Jean Millier — La Défense 6 — 92078 Paris La Défense Cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.